December 14, 2007

Zip+4 Code: 20549

Via Fax & U.S. Mail

Mr. Gareb Shamus
Chief Executive Officer
International Fight League, Inc.
424 West 33rd Street
Suite 650
New York, NY 10001

RE: International Fight League, Inc. (the "Company")
Form 10-K for the year ended December 31, 2006
File No. 0-21134

Dear Mr. Shamus:

We have received your letter dated November 27, 2007 and have the following comments.
Please respond to confirm that such comments will be complied with.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in
electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen
(15) business days.

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2007
Item 4. Controls and Procedures

1.   We note from the disclosure included in Item 4 of your quarterly report on Form 10-Q for
        the quarter ended September 30, 2007 that management has identified a material
        weakness in internal control due to insufficient resources in the accounting and finance
        department, and that management has concluded that the Company's disclosure controls
        and procedures have not been operating effectively as of the end of the period covered by
        the report on Form 10-Q. Please revise MD&A in future periodic filings and in your
        Form S-1 registration statement to discuss the existence of this material weakness in
        internal controls and management's plans to remediate the material weakness in internal
        controls as well as the ineffectiveness of the Company's disclosure controls and
        procedures, as a whole.

2.   Also, please include a risk factor in the Form S-1 registration statement discussing the
        material weakness in internal controls and the ineffectiveness of the Company's
        disclosure controls and procedures as of September 30, 2007 and the potential impact of
        these matters to the Company and its shareholders.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

         Sincerely,

         Linda Cvrkel
         Branch Chief

Via facsimile: Michael Keefe, General Counsel
               (212) 564-6546